Bayes Capital LLC
Statement of Operations
December 31, 2015

Revenues	
Commissions	$ 19,189,284
Expenses	
Clearing and Exchange Fees	17,443,593
Commissions	325,590
Connection and Filing Fees	594,939
Professional Fees	268,677
Office Expense	6,170
Advertising	14,750
Rent	13,200
Meals & Entertainment	16,007
Other	40,727
	18,723,653
Net Income	$ 465,631

The accompanying notes are an integral part of these financial statements